Contact

www.linkedin.com/in/ballesterosjonathan (LinkedIn)

Top Skills

Cross-functional Team Leadership
Supply Chain Management
Manufacturing

Certifications

Yacht Master - 200 Ton

Jonathan Ballesteros

Founder & CEO - Geyser Technologies
Montrose, Colorado, United States

Summary

Jonathan Ballesteros is the founder & CEO of Geyser Systems. The enterprise develops and manufactures water management systems that make the most of every drop of water. The flagship product is a hot, portable shower that uses less than 1 gallon of water and is 100% manufactured in Colorado.

In 2020, Geyser Systems was presented the Small Business Excellence Award of Colorado. In 2021, REI CO-OP highlighted Geyser Systems as a Innovation Series Success Story. In 2022, the Geyser System was awarded finalist status in Colorado's Most Innovative Product Of The Year Award.

Before starting Geyser Systems, Jonathan was Global Product Manager at Stryker Neurovascular, where he advanced tools and trained physicians how to quickly remove clots causing strokes. He holds a bachelors degree in industrial engineering from Texas A&M and an MBA from the University Of Texas.

Experience

Geyser Systems
Founder & CEO
August 2017 - Present (6 years 3 months)
Montrose, Colorado, United States

Stryker
Global Product Manager - Acute Ischemic Stroke
August 2015 - 2016 (1 year)
San Francisco Bay Area

Smith & Nephew
Project Manager - Advanced Surgical Instruments
November 2008 - August 2015 (6 years 10 months)
Austin, Texas Area

ArthroCare Corporation
Process Engineer - Corporate R&D
August 2007 - November 2008 (1 year 4 months)
Austin, Texas Area

Dell
Operations Supervisor - Topfer Desktop Manufacturing Center
February 2006 - July 2007 (1 year 6 months)
Austin, Texas Area

Ta Chen International Inc.
Process Engineer
June 2004 - August 2004 (3 months)
Tainan City, Taiwan

TUBACEX
Industrial Engineer
June 2003 - August 2003 (3 months)
Bilbao Area, Spain

Shape Memory Alloy Research Team
Texas A&M University - Engineering Scholar & Undergraduate Researcher
June 2002 - August 2002 (3 months)
Bryan/College Station, Texas Area

Education

The University of Texas at Austin - The Red McCombs School of Business
Master of Business Administration (MBA), Business Administration and Management, General · (2009 - 2012)

Texas A&M University
Bachelor of Science (B.S.), Industrial & Aerospace Engineering · (2000 - 2005)